SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
________________________

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Golar LNG Partners LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

Y2745C102
(CUSIP Number)

Georgina Sousa 2nd Floor, S.E. Pearman Building 9 Par-la-Ville Road Hamilton, HM 11 Bermuda +1 (441) 295-4705

with a copy to: Gary J. Wolfe, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2745C102

1	Name of Reporting Person Golar ML LLC
2	Check the appropriate box if a member of a group*	(a) ☐ (b) ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by the Reporting Person	7	Sole Voting Power: 0
	8	Shared Voting Power: 0 Common Units
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 0 Common Units
11	Aggregate Amount Beneficially Owned by the Reporting Person: 0 Common Units
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person OO

CUSIP No. Y2745C102

1	Name of Reporting Person Golar LNG Limited
2	Check the appropriate box if a member of a group	(a) ☐ (b) ☐
3	SEC use only
4	Source of Funds AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by the Reporting Person	7	Sole Voting Power: 0
	8	Shared Voting Power: 21,333,586 Common Units
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 21,333,586 Common Units

11	Aggregate Amount Beneficially Owned by the Reporting Person: 21,333,586 Common Units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 30.8%**
14	Type of Reporting Person CO

* Golar LNG Limited also owns 1,436,931 General Partner units in Golar LNG Partners LP.
** Calculation of percentage based on a total of 69,301,636 Common Units (as defined in Item 1) issued and outstanding as of January 25, 2021.

CUSIP No. Y2745C102

SCHEDULE 13D/A

The purpose of this Amendment No. 10 (the "Amendment") to the Schedule 13D/A filed with the U.S Securities and Exchange Commission (the "Commission") on March 17, 2017 (the "Schedule 13D/A") is to report (i) a change in beneficial ownership as a result of the issuance of common units representing limited partnership interests (the "Common Units") of Golar LNG Partners LP (the "Issuer") to Golar LNG Limited ("LNG Limited") pursuant to the Exchange Agreement (as defined below) and the purchase of the Common Units underlying the TRS (as defined below), (ii) the entrance by LNG Limited into the Merger Agreement, the Transfer Agreement and the Support Agreement (each as defined below) and (iii) the termination of the pledge of 21,333,586 Common Units following the repayment in full of the new Margin Loan facility (as defined below) in December 2020.  As a result of the termination of the pledge, Golar ML LLC ("ML LLC") no longer beneficially owns any Common Units, and this Amendment No. 10 constitutes an exit filing for ML LLC.

Item 1.  Security and Issuer.

This Amendment is being filed with respect to the Common Units. The address of the principal executive offices of the Issuer is:

2nd Floor, S.E. Pearman Building
9 Par-la-Ville Road
Hamilton, HM 11
Bermuda
Item 2.  Identity and Background

(a., b., c. and f.) This Amendment is being filed on behalf of (i) ML LLC, a limited liability company organized under the laws of Bermuda and (ii) LNG Limited, an exempt company organized under the laws of Bermuda.  ML LLC and LNG Limited are collectively referred to as the "Reporting Persons".  ML LLC is a wholly-owned subsidiary of LNG Limited.

(i) ML LLC: The address of ML LLC's principal place of business is 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda. The principal business of ML LLC is to engage in such activities as are permitted under the Loan Agreement.
The name, citizenship, residence or business address and present principal occupation of each director and executive officer of ML LLC and the name, principal business and address of any corporation or other organization in which their employment is conducted is set forth below. Unless otherwise indicated, the present principal occupation of each person is with the Reporting Person.  If no business address is given, the director's or executive officer's business address is 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda.

Georgina E. Sousa	Director, Chairman and Treasurer	Mrs. Sousa is also Secretary of Golar LNG Limited. Mrs. Sousa is a citizen of the United Kingdom.

Øistein Dahl	Director	Mr. Dahl's principal business address is Fridtjof Nansens Plass 4, NO-0160 Oslo, Norway. Mr. Dahl is also Chief Operating Officer of Golar Management Norway AS. Mr. Dahl is a citizen of Norway.

Anne Marie Agius	Director	Ms. Agius is also the Notary Public Commissioner of Oaths of Malta. Ms. Agius is a citizen of Malta.

Michael Ashford	Director	Mr. Ashford is a citizen of the United Kingdom.

(ii) LNG Limited: The address of LNG Limited's principal place of business is 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda. The principal business of LNG Limited is to engage in the acquisition, ownership, operation and chartering of LNG carriers, floating storage and regasification units and floating liquefaction vessels and the development of LNG projects through its subsidiaries and affiliates.

The name, citizenship, residence or business address and present principal occupation of each director and executive officer of LNG Limited and the name, principal business and address of any corporation or other organization in which their employment is conducted is set forth below. Unless otherwise indicated, the present principal occupation of each person is with LNG Limited. If no business address is given, the director's or executive officer's business address is 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda.

Daniel Rabun	Director	Mr. Rabun is a citizen of the United States of America.

Tor Olav Trøim	Chairman	Mr. Trøim also serves as the Chairman of the board of directors of the Issuer. Mr. Trøim is a citizen of Norway.

Thorleif Egeli	Director	Mr. Egeli is a citizen of Norway.

Carl Steen	Director	Mr. Steen also serves as a Director of the Issuer, Wilhelm Wilhemsen Holding ASA and RS Platou ASA. Mr. Steen is a citizen of Norway.

Niels Stolt-Nielsen	Director	Mr. Stolt-Nielsen is also the director and chief executive officer of Stolt-Nielsen Limited and is the Chairman and founding investor of Avance Gas. Mr. Stolt Nielsen is a citizen of Norway.

Lori Wheeler Naess	Director	Ms. Wheeler Naess is a citizen of the United States of America.

Georgina Sousa	Director	Ms. Sousa is a citizen of the United Kingdom.

Iain Ross	Chief Executive Officer of Golar Management Limited	Mr. Ross is a citizen of the United Kingdom.

Karl Fredrik Staubo	Chief Financial Officer of Golar Management Limited	Mr. Staubo is a citizen of Norway.

Øistein Dahl	Chief Operating Officer and Managing Director of Golar Management Norway AS	Mr. Dahl is a citizen of Norway.

Olve Skjeggedal	Chief Technical Officer of Golar Management Limited	Mr. Skjeggedal is a citizen of Norway.

(d. and e.) To the best knowledge of each Reporting Person, none of the entities or persons identified in this Item 2, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Sources and Amount of Funds or Other Consideration

In October 2016, LNG Limited entered into an equity exchange agreement (the “Exchange Agreement”) with the Issuer in which LNG Limited reset its rights to receive cash distributions in respect of its interests in the Issuer’s incentive distribution rights in exchange for the issuance of (i) a new class of the Issuer’s incentive distribution rights, (ii) an aggregate of 2,994,364 Common Units and 61,109 general partner units in the Partnership (“general partner units”), and (iii) an aggregate of up to 748,592 additional Common Units and up to 15,278 additional general partner units that may be issued if target distributions were met by the Issuer ("the Earn-Out Units") for certain quarters. Having satisfied the minimum quarterly distribution in respect of these quarters, the Issuer issued to LNG Limited half of the Earn-Out Units, which comprised of 374,295 Common Units and 7,639 general partner units in November 2017. The minimum quarterly distribution for the remaining Earn-Out Units ("second tranche") was not met and the second tranche of Earn-Out Units were not issued and will not be issued.

In December 2014 LNG Limited entered into a total return swap (the “TRS”) related to 3.0 million of its common shares, which is indexed to its own common shares. In addition, LNG Limited entered into a forward contract for the acquisition of 107,000 Common Units. In February 2020, LNG Limited purchased the outstanding 107,000 Common Units, underlying the TRS, at fair consideration of $2.3 million, of which $57.4 million and $1.8 million restricted cash was released at repurchase.

Item 4.  Purpose of Transaction

The information set forth in Item 3 of this Amendment is hereby incorporated herein by reference.
As the LNG Limited owns and controls Golar GP LLC, the general partner of the Issuer (the “General Partner”), and the Third Amended and Restated Agreement of Limited Partnership dated October 31, 2017 of the Issuer (the “Partnership Agreement”) provides that the Issuer's board of directors consists of seven members, three of whom are appointed by the General Partner in its sole discretion, LNG Limited may thereby be involved in and may plan for its involvement in any or all of the following:

a.	The acquisition by LNG Limited of additional Common Units or other interests in the Issuer or the disposition of the Common Units or other interests in the Issuer;
b.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
c.	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
d.	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
e.	Any material change in the present capitalization or distribution policy of the Issuer;
f.	Any other material change in the Issuer's business or corporate structure;
g.	Changes in the Partnership Agreement or other actions which may impede the acquisition of control of the Issuer by any person;
h.
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
j.	Any action similar to any of those enumerated above.

The Reporting Persons evaluate their investments in the Common Units on continual basis. The Reporting Persons have no plans or proposals as of the date of this filing, other than as set forth below, which relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

The Reporting Persons reserve the right to effect transactions that would change the number of Common Units they may be deemed to beneficially own. The Reporting Persons further reserve the right to act in concert with any other unitholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's unitholders and others.

Other than as described above, there are no material changes from the Schedule 13D/A.

Item 5.  Interest in Securities of the Issuer.

(a.) – (b.) The aggregate number and percentage of Common Units beneficially owned by LNG Limited (on the basis of a total of 69,301,636 Common Units outstanding as reported to LNG Limited by the Issuer on January 25, 2021), is as follows:

a)	Amount beneficially owned: 21,333,586	Percentage: 30.8%

b)	Number of Common Units to which LNG Limited has:

i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 21,333,586
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 21,333,586

The aggregate number and percentage of Common Units beneficially owned by ML LLC (on the basis of a total of 69,301,636 Common Units outstanding as reported to ML LLC by the Issuer on January 25, 2021), is as follows:

a)	Amount beneficially owned: 0	Percentage: 0.0%

b)	Number of Common Units to which ML LLC has:

i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

(c.) No transactions were effected by the Reporting Persons since the Schedule 13D/A filed on March 17, 2017 other than the transactions described herein.

(d.) No other person is known to have the right to receive or the power to direct the receipt of distributions on, or the proceeds from the sale of, any of the Common Units beneficially owned by the Reporting Persons, other than as described herein.

(e.) As of December 30, 2020, ML LLC no longer beneficially own any Common Units.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Margin Loan

LNG Limited entered into a loan agreement, dated March 3, 2017, among one of its wholly-owned subsidiaries, as borrower, LNG Limited, as guarantor, Citibank, N.A., as administrative agent, initial collateral agent and calculation agent, and Citibank, N.A., as lender (the “Margin Loan facility”). Pursuant to the Margin Loan facility, Citibank, N.A. provided a loan in the amount of $150 million. The Margin Loan facility had a term of three years, an interest rate of LIBOR plus a margin of 3.95% and was secured by Common Units owned by LNG Limited and their associated distributions, and in certain cases, cash or cash equivalents. The Margin Loan facility contained conditions, representations and warranties, covenants (including loan to value requirements), mandatory prepayment events, facility adjustment events, events of default and other provisions customary for a facility of this nature. The loan was primarily used to pay a portion of the amounts due under LNG Limited’s 3.75% convertible senior secured bonds due March 2017 (the “Prior Convertible Bonds”). Concurrently with the repayment of the Prior Convertible Bonds, the trustee for these bonds released LNG Limited’s Common Units that had been pledged to secure them. In connection with the entry into the Margin Loan facility, LNG Limited pledged 20,852,291 Common Units as security for the obligations under the facility. This was increased to 21,226,586 Common Units as part of the amendments to the facility in 2018. In July 2018, amendments to the existing Margin Loan facility were completed. Although most of the existing terms remain substantially unchanged, the facility would no longer amortize, remaining at $100 million until maturity in March 2020. Previously the distributions received from the pledged Common Units was first used to service the interest on the loan, and any excess cash was then used to prepay a portion of the principal. Under the modified agreement, any excess cash after servicing the interest will be returned to LNG Limited.

In August 2019, LNG Limited entered into an agreement with a group of lenders to refinance its existing Margin Loan facility. The resulting margin loan facility (the “new Margin Loan Facility”) introduced a revolving element, increased the principal amount available to draw to $110.0 million and had a maturity of one year from execution. The new Margin Loan facility bore interest at LIBOR plus a margin of 2.75% and continued to be secured by a pledge against LNG Limited’s Common Units. In December 2020, LNG Limited fully repaid the new Margin Loan facility, and the pledge over the Common Units was subsequently released.

Merger Agreement

On January 13, 2021, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with New Fortress Energy Inc., a Delaware corporation (“NFE”), the General Partner, Lobos Acquisition LLC, a Marshall Islands limited liability company and an indirect subsidiary of NFE (“Merger Sub”), and NFE International Holdings Limited, a private limited company incorporated under the laws of England and Wales and an indirect subsidiary of NFE (“GP Buyer”), pursuant to which Merger Sub will merge with and into the Issuer, with the Issuer surviving the merger as an indirect subsidiary of NFE (the “Merger”).

Concurrently with the consummation of the Merger, GP Buyer will purchase from LNG Limited, and LNG Limited will transfer to GP Buyer (the “GP Transfer” and, collectively with the Merger and the other transactions contemplated by the Merger Agreement, the “Transactions”), all of the outstanding membership interests in the General Partner pursuant to a Transfer Agreement dated as of January 13, 2021 (the “Transfer Agreement”) for a purchase price of $5,099,188, which is equivalent to $3.55 per general partner unit of the Issuer owned by the General Partner. The Transfer Agreement also provides for the parties to enter into, among other things, an Omnibus Agreement, a form of which is attached as Exhibit B to the Transfer Agreement, relating to the provision of certain management services related to the vessels the Issuer owns. The obligation of the parties to the Transfer Agreement to consummate the GP Transfer is subject to certain closing conditions, including: (1) the accuracy of the other party's representations and warranties, subject to certain materiality qualifiers; (2) performance in all material respects by the other party; (3) the delivery of certain deliverables under the Transfer Agreement by both parties; and (4) the conditions to the Issuer’s or NFE’s (as applicable) obligations to close the Merger pursuant to the terms of the Merger Agreement must have been waived or satisfied.

Contemporaneously with the execution of the Merger Agreement, NFE, the Issuer, LNG Limited and the General Partner entered into a support agreement (the “Support Agreement”), which provides for, among other things, LNG Limited’s and the General Partner’s agreement to vote all of the Common Units held by them as of such date (i) in favor of the adoption of the Merger Agreement, (ii) against any alternative proposal, and (iii) against any amendment of the Issuer’s certificate of limited partnership or limited partnership agreement or other proposal that would delay, impede, frustrate, prevent or nullify the Merger or Merger Agreement or change in any manner the voting rights of any outstanding Common Units. In the event of an Adverse Recommendation Change (as defined in the Merger Agreement), the obligation of LNG Limited and the General Partner to vote with respect to the foregoing matters will be modified so that LNG Limited and the General Partner will vote (i) a number of Common Units equal to 20% of the outstanding Common Units as of the Partnership Meeting Date (as defined in the Merger Agreement) in respect of such matters and (ii) all remaining Common Units owned by them in a manner that is proportionate to the manner in which all outstanding Common Units (other than Common Units held by LNG Limited and the General Partner) are voted in respect of such matters.

The foregoing descriptions of the Merger Agreement, the Transfer Agreement and the Support Agreement do not purport to be complete and are qualified in its entirety by reference to the full text of such agreements, copies of which are filed as Exhibits A, B and C to this Schedule 13D and are incorporated by reference in its entirety into this Item 6.

Item 7.  Material to be Filed as Exhibits.

Exhibit A	Agreement and Plan of Merger, by and among Golar LNG Partners LP, Golar GP LLC, New Fortress Energy Inc., Lobos Acquisition LLC and NFE International Holdings Limited, dated as of January 13, 2021

Exhibit B	Transfer Agreement, dated as of January 13, 2021, by and among Golar LNG Limited, Golar GP LLC and NFE International Holdings Limited

Exhibit C	Support Agreement, dated as of January 13, 2021, by and among Golar LNG Partners LP, Golar LNG Limited, Golar LNG Partners LP and Golar GP LLC

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

January 26, 2021	GOLAR LNG LIMITED

	By:	/s/ Iain Ross
	Name:	Iain Ross
	Title:	Principal Executive Officer

GOLAR ML LLC

	By:	/s/ Georgina Sousa
	Name:	Georgina Sousa
	Title:	Director, Chairman and Treasurer

JOINT FILING AGREEMENT

The undersigned, being duly authorized thereunto, hereby execute this agreement with respect to the securities of Golar LNG Partner LP to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this amendment to Schedule 13D, and any further amendment thereto, jointly on behalf of each such party.

January 26, 2021	GOLAR LNG LIMITED

	By:	/s/ Iain Ross
	Name:	Iain Ross
	Title:	Principal Executive Officer

GOLAR ML LLC

	By:	/s/ Georgina Sousa
	Name:	Georgina Sousa
	Title:	Director, Chairman and Treasurer